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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO/A
                                 (Rule 14d-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)
                            ------------------------

                                   GENER S.A.
                       (Name of Subject Company (Issuer))

                            ------------------------

                               THE AES CORPORATION
                          MERCURY CAYMAN CO. III, LTD.
                       (Name of Filing Persons (Offerors))

                            ------------------------

             American Depositary Shares (each representing 68 shares
                         of Common Stock, no par value)
                         (Title of Class of Securities)

                            ------------------------

                                    368731105
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                 BARRY J. SHARP
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               THE AES CORPORATION
                             1001 NORTH 19th STREET
                            ARLINGTON, VIRGINIA 22209
                                 (703) 522-1315

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            ------------------------

                                    Copy to:
                             Michael E. Gizang, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                            Telephone: (212) 735-3000

                            ------------------------

                            CALCULATION OF FILING FEE


TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE**
$181,634,952.00                                                 $36,327.00

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* Estimated for purposes of calculating the amount of the filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based upon (a) $12.25, the average of the high and low price per Gener American Depositary Share on November 2, 2000, as reported on the New York Stock Exchange Composite Transaction Tape, multiplied by (b) 14,827,343, representing the aggregate number of Gener American Depositary Shares outstanding on September 30, 2000.

**One-fiftieth of 1% of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $36,327.00
         Form or Registration No.: Registration Statement on Form S-4 Filing Party: The AES Corporation
         Date Filed: November 9, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO initially filed on November 9, 2000 (the "Schedule TO") by Mercury Cayman Co. III, Ltd., a limited company organized under the laws of the Cayman Islands (the "Purchaser") and a wholly owned subsidiary of The AES Corporation, a Delaware corporation ("AES"), relating to the offer by the Purchaser to exchange each issued and outstanding American Depositary Share (each, an "ADS" and collectively, "ADSs") of Gener S.A. ("Gener"), each representing 68 shares of Gener common stock, no par value (the "Shares"), for a fraction of a share of common stock, par value $ 0.01 per share, of AES (the "AES Shares"), on the terms and subject to the conditions described in the Prospectus which was annexed to the Schedule TO as Exhibit (a)(1), as amended by Amendment No. 1 thereto, dated November 22, 2000 (the "First Amendment"), and in the related ADS Letter of Transmittal (collectively referred to as the "Offer").

         AES has filed a Registration Statement on Form S-4 relating to the AES Shares to be issued to holders of Gener ADSs in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related ADS Letter of Transmittal, which were attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

         All of the information in the Prospectus, the First Amendment, and the related ADS Letter of Transmittal, and any prospectus supplement or other supplement or amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by AES, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

         Item 1 is hereby amended and supplemented as follows:

         The answer to the question "WHAT ARE THE CONDITIONS TO YOUR OFFER?" in the section entitled "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION" in the Prospectus is hereby amended and supplemented by adding the following paragraph after the fourth bullet point on page 4:

         "We have waived for purposes of the conditions of our offer that on November 22, 2000 the per share selling price of the AES shares on the New York Stock Exchange was less than $50. We can offer no assurances that we would similarly waive this condition in the future in the event the per share selling price of the AES shares on the New York Stock Exchange is less than $50."

Items 4 and 11.

         Items 4 and 11 are hereby amended and supplemented as follows:

         The section entitled "SUMMARY--Our Offer--Conditions of Our Offer" in the Prospectus is hereby amended and supplemented by adding the following paragraph after the fourth bullet point on page 13:

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         "We have waived for purposes of the conditions of our offer that on
    November 22, 2000 the per share selling price of the AES shares on the New York Stock Exchange was less than $50. We can offer no assurances that we would similarly waive this condition in the future in the event the per share selling price of the AES shares on the New York Stock Exchange is less than $50."

         The section entitled "OUR OFFER--Conditions of Our Offer--Minimum Share Price Condition" in the Prospectus is hereby amended and supplemented by adding the following paragraph on page 39:

         "We have waived for purposes of the conditions of our offer that on November 22, 2000 the per share selling price of the AES shares on the New York Stock Exchange was less than $50. We can offer no assurances that we would similarly waive this condition in the future in the event the per share selling price of the AES shares on the New York Stock Exchange is less than $50."

Item 6. Purposes of the Transaction and Plans or Proposals.

         Item 6 is hereby amended and supplemented as follows:

         The section entitled "OUR OFFER-Purpose of the Offers; Plans for Gener" in the Prospectus is hereby amended and supplemented by adding the following sentence after the second complete paragraph on page 37:

         "We are currently in negotiations with a third party regarding the possible sale to such third party of certain of Gener's Argentine businesses and operations in the event we are successful in the Offers and are legally able to effect such sales. We can offer no assurance that these negotiations will result in any agreement regarding the sale of any of Gener's assets."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                              Mercury Cayman Co. III, Ltd.

                                              By: /s/ Naveed Ismail
                                                  -----------------------------
                                                  Name: Naveed Ismail
                                                  Title: President
                                                  Dated: November 22, 2000


                                              The AES Corporation

                                              By: /s/ Paul T. Hanrahan
                                                  -----------------------------
                                                  Name: Paul T. Hanrahan
                                                  Title: Senior Vice President
                                                  Dated: November 22, 2000


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